Filed pursuant to Rule 424(b)(3)

File No. 333-237941

BOW RIVER CAPITAL EVERGREEN FUND

Class I Shares	Class II Shares

January 13, 2026

Supplement to the Prospectus and Statement of Additional Information (“SAI”),

each dated July 29, 2025

CO-INVESTMENT EXEMPTIVE RELIEF

On August 28, 2025, the Fund applied for exemptive relief from the provisions of Sections 17(d) of the Investment Company Act. Consequently, the Prospectus disclosure is revised as follows:

1.	The first sentence of the last paragraph of the section entitled: “SUMMARY-Investment Objectives and Strategies” on page 2 and the first sentence of the last paragraph of the section entitled “INVESTMENT OBJECTIVE AND STRATEGIES-Investment Strategies” on page 19 are hereby replaced with:

The Fund has applied for exemptive relief from the provisions of Sections 17(d) of the Investment Company Act to invest in certain privately negotiated investment transactions alongside other funds managed by the Adviser or certain of its affiliates, subject to certain conditions.

2.	The first sentence of the second paragraph of the section entitled “CONFLICTS OF INTEREST-Compensation Arrangements” on page 59 is hereby replaced with:

The Fund has applied for exemptive relief from the SEC that would permit the Fund to participate in certain negotiated investments alongside other funds managed by the Adviser or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act, subject to certain conditions including (i) that a majority of the Trustees of the Board who have no financial interest in the co-investment transaction and a majority of the Trustees of the Board who are not “interested persons,” as defined in the Investment Company Act, approve the 17(d) investment and (ii) that the price, terms and conditions of the17(d) investment will be identical for each fund participating pursuant to the exemptive relief.

CHANGE TO Minimum Initial Investment FOR CLASS I SHARES

Effective immediately, the minimum initial investment for Class I Shares of the Fund is reduced from $250,000 to $50,000 and all references to the $250,000 minimum initial investment for Class I Shares in the Prospectus are hereby replaced with $50,000.

EXPIRATION OF SUB-ADVISORY AGREEMENT WITH Aksia CA LLC (“Aksia CA”)

As of the close of business on December 31, 2025 (the “Expiration Date”) the investment consultant agreement by and between Bow River Advisers, LLC and Aksia CA (the “Aksia Investment Consultant Agreement”) expired. The Fund’s investment objective and strategies will not change as a result of the expiration of the Aksia Investment Consultant Agreement.

Effective as of the close of business on the Expiration Date:

1. All references to Aksia CA and the Aksia Investment Consultant Agreement in the Prospectus and SAI are hereby removed, as applicable.

2. All references to “Investment Consultants” in the Prospectus and SAI are replaced with “Investment Consultant,” as applicable.

New Credit Facility

On December 23, 2025, the Fund and certain of its wholly-owned subsidiaries entered into a Credit Agreement with City National Bank, a national banking association, as lender (the “Facility”). Effective immediately, the Prospectus disclosure is revised as follows:

The second paragraph under the section “Investment Policies – Borrowing by the Fund” on pages 21-22 is deleted and replaced with the following:

On December 23, 2025, the Fund entered into a Credit Agreement with City National Bank, a national banking association, as lender (the “Facility”). Certain of the Fund’s wholly-owned subsidiaries, as guarantors, have also entered into a Guaranty for the benefit of City National Bank. The Facility is secured by the assets of the Fund and the applicable subsidiaries. The Facility provides for borrowings on a committed basis in an aggregate principal amount up to $125,000,000. Interest on outstanding principal through the Facility are categorized as either base rate loans (“Base Rate Loans”) or secured overnight financing rate (“SOFR”) loans (“SOFR Loans”). Base Rate Loans will be charged interest of US Prime plus 1.65% per annum. SOFR loans will be charged interest per annum equal to the daily simple SOFR rate plus 2.65%. The Facility has a maturity date of December 23, 2027.

Please retain this Supplement for future reference.

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